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                                                   HUNTON & WILLIAMS LLP
                                                   RIVERFRONT PLAZA, EAST TOWER
                                                   951 EAST BYRD STREET
                                                   RICHMOND, VIRGINIA 23219-4074

                                                   Tel      804 - 788 - 8200
                                                   Fax      804 - 788 - 8218

                                                   FILE NO: 48066.182


October 8, 2004


VIA EDGAR

Mr. Geoffrey M. Ossias
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549

      RE:    EQUITY INNS, INC.
             POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 FILED SEPTEMBER 22, 2004 REGISTRATION NO. 333-117421

Dear Mr. Ossias:

As counsel to Equity Inns, Inc., a Tennessee corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Post-Effective Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-3 (File No. 333-117421) (the "Registration Statement"), and the Company's responses to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter to Mr. Phillip H. McNeill, Sr. of the Company, dated October 7, 2004.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your October 7, 2004 comment letter, and is followed by the corresponding response of the Company.

We have provided to you a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Post-Effective Amendment No. 1 to the Registration Statement filed with the Commission on September 23, 2004. Such changes have been made in response to the Staff's comments. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Throughout this letter, the words "Company" or "Equity Inns" refer to Equity Inns, Inc. and its consolidated subsidiaries, unless otherwise stated or the context requires otherwise.

Ms. Peggy Kim
October 8, 2004
Page 2


Recently enacted and proposed changes in securities laws and regulations...
page 5

1. We note that this risk factor appears to be generic to all public companies. Please delete, or revise to describe the specific risks to your company.

Management's Response:

The Company has revised the risk factor in response to the comment. While the Company acknowledges that this may be a risk common to other public companies, the Company believes it is appropriate to disclose the risks of increased costs and other effects of recent regulatory changes on the Company's business.

We may have difficulty implementing in a timely manner the internal controls... page 5

2. We note your disclosure that there can be "no assurance" that you will be able to issue the report required by Section 404 of the Sarbanes-Oxley Act of 2002 "in a timely manner" or that you will be able to report that your internal controls are "effective." We have the following comments:

         o With respect to the title of this risk factor, it appears to us that if you are unable to implement internal controls in a timely manner, then your internal controls for purposes of
                  Section 404 would be ineffective. Please revise the title and body of this risk factor accordingly.

         o It is inappropriate to state that you can give investors "no assurance" that your internal controls will be effective. You may, however, state that you can only give investors a reasonable assurance as to this matter. Please revise accordingly.

         o Please note, failure to obtain a Type 2 SAS 70 from one or more of your management companies would result in your internal controls report being ineffective. Please revise your disclosure.

         o        Your description of this risk related to your compliance with
                  Section 404 is generic. Please delete or revise to reflect risks of non-compliance that are particular to your business.

Management's Response:

With respect to the first bullet comment, the Company has revised the title and body of this risk factor.

Ms. Peggy Kim
October 8, 2004
Page 3


With respect to the second bullet comment, the Company has revised this language accordingly.

With respect to the third bullet comment, the Company has added a new last sentence to the risk factor.

With respect to the fourth bullet comment, the Company has deleted generic risk statements.

For REIT tax compliance and other reasons, the Company utilizes third party management companies to operate its hotels, which is not a structure that is generic to other hotel companies. As a result, much of the financial and accounting processes and controls relating to the Company's businesses are controlled by the third party management companies. Therefore, the Company believes that its failure to obtain Type II SAS 70 reports from its hotel management companies or performing its own procedures in a timely manner, is a risk specific to the Company that may not be a risk for other companies.

3. On a supplemental basis, please describe in detail the status of your efforts to date to implement internal controls under Section 404.

Management's Response:

The Company began planning to report on its assessment of internal controls in early 2004. At that time, the Company appointed a project team which included senior members of management of the Company as well as the members of the Company's outsourced internal audit function. The project team began by identifying the significant accounts, disclosures and business processes of the Company. The Company then evaluated the required coverage of its various locations, which include the Company's hotels managed by its third-party hotel management companies, as well as its corporate office.

After the scoping process described above was completed, the project team began to monitor the progress in two broad categories. The first relates to the significant accounts and business processes of the Company which are controlled in its corporate office. The second relates to significant accounts and business processes of the Company which are controlled by its third-party hotel management companies.

As to the significant accounts and business processes of the Company which are controlled by its corporate office, the Company has completed the following critical items related to its assessment:

         o        developed process documentation,

         o        developed control documentation,

         o        assessed the design of controls,

         o        identified the controls to be tested, and

         o        developed testing plans.

Ms. Peggy Kim
October 8, 2004
Page 4


The Company has begun its testing of the controls at its corporate office. Once its testing is complete, the Company will evaluate any deficiencies identified and take corrective action, if necessary.

As to the significant accounts and business processes which are controlled by the Company's third-party hotel management companies, the Company has identified as significant, portfolios of hotels managed by four of its hotel management companies. During the Company's planning process, three of these four hotel management companies represented to the Company that they would engage independent auditors to provide them with a Type II SAS 70 report on their internal controls which the Company would rely on for its assessment. The Company has been in frequent contact with each of these managers regarding their progress. The Company's understanding is that each of these third-party hotel management companies has engaged an independent auditor to complete these projects. The Company expects preliminary results of the work on these SAS 70 projects to be communicated to it verbally in the near-term. With respect to the fourth management company, which will not provide the Company a SAS 70, the Company has engaged a third party service provider to complete, under the Company's direction, each of the steps identified for the accounts controlled by the Company's corporate office. The work on this individual management company stands at a level of completion similar to that of the project at the Company's corporate office.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.


                                            Very truly yours,



                                            /s/ David C. Wright

cc:  Mr. Phillip H. McNeill, Sr.
     Mr. Howard A. Silver
     Mr. J. Mitchell Collins